VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1(312) 609 7500 F: +1(312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC • LONDON

December 1, 2011

VIA EDGAR Ms. Deborah O’Neal-Johnson Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)
Registration Nos. 33-17463 and 811-5344

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on November 14, 2011, regarding the Registrant’s Post-Effective Amendment No. 76 to its Registration Statement on Form N-1A filed on September 30, 2011, pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the William Blair Small-Mid Cap Value Fund (the “Fund”).

Comments

1. Comment: Confirm whether the Fund will use summary prospectuses, and if so, submit the hyperlinks to the statutory prospectus and the statement of additional information for review.

Response: The Registrant confirms that the Fund will not use summary prospectuses.

2. Comment: If estimated “Acquired Fund Fees and Expenses” are greater than 1 basis point, include a separate line item in the “Annual Fund Operating Expenses” table.

Response: The “Acquired Fund Fees and Expenses” are estimated to be less than 1 basis point and, therefore, pursuant to Instruction (f)(i) to Item 3 of Form N-1A, any such fees and expenses are included under the sub-caption “Other Expenses.”

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales.

Ms. Deborah O’Neal-Johnson

December 1, 2011

3. Comment: In the “Annual Fund Operating Expenses” table, the caption “Fee Waiver and/or Expense Reimbursement” may only be disclosed if the fee waiver/expense reimbursement is anticipated to be used during the fiscal year.

Response: The Registrant confirms that the fee waiver and/or expense reimbursement agreement is anticipated to be used as the projected annualized operating expenses are higher than the contractual expense limitations.

4. Comment: The Advisor’s contractual agreement to waive fees and/or reimburse expenses must extend for at least one year from the date of the Prospectuses to be included in the “Annual Fund Operating Expenses” table.

Response: The Registrant confirms that the Advisor’s contractual agreement to limit expenses extends for at least one year from the date of the Prospectuses.

5. Comment: Confirm whether the Fund’s principal investment strategy includes investment in foreign securities, and if so, revise the disclosure accordingly.

Response: The Registrant confirms that the Fund’s principal investment strategy does not include investment in foreign securities.

6. Comment: In the “Principal Investment Strategies” section, state the size of the largest company included in the Russell Midcap® Value Index (the “Index”) as of the Index’s most recent re-balance date.

Response: While the Index’s most recent re-balance date was June 24, 2011, the Registrant only has access to month-end information for the Index. Therefore, the Registrant has included disclosure regarding the size of the largest and smallest companies included in the Index as of June 30, 2011.

7. Comment: Confirm whether the Fund’s portfolio holdings will be made available on the William Blair Funds website, and if so, include disclosure on page 4 of the prospectus under the heading “Portfolio Holdings” regarding the availability of the Fund’s portfolio holdings.

Response: The Registrant respectfully submits that the current disclosure on page 4 of the prospectus is in compliance with Item 9(d) of Form N-1A.

Ms. Deborah O’Neal-Johnson

December 1, 2011

8. Comment: Disclose any limitation in the Fund’s policies and procedures regarding short-term and excessive trading on the number of round-trip trades a shareholder is permitted to make.

Response: The Registrant’s policies and procedures regarding short-term and excessive trading do not include a limitation on round-trip trades.

9. Comment: In the “Investment Policies and Restrictions” section of the Statement of Additional Information, revise the Fund’s policy regarding concentration to clarify the types of tax-exempt securities that are not subject to the Fund’s concentration restriction.

Response: The Registrant will revise the disclosure of its policy regarding concentration as follows:

“Concentration. The Fund will not make investments that will result in the concentration (as that term is defined in the 1940 Act, any rule or order thereunder, or SEC staff interpretation thereof) of its investments in the securities of issuers primarily engaged in the same industry, provided that this restriction does not limit the Fund from investing in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or in tax-exempt securities issued by governments or political subdivisions of governments.”

* * * * *

If you have any questions regarding these responses, please call me at (312) 609-7738.

Very truly yours,

/s/ Michael J. Murphy
Michael J. Murphy

MJM

cc:	Richard W. Smirl (William Blair & Company L.L.C.)
Andrew T. Pfau (William Blair Company L.L.C.)
Colette M. Garavalia (William Blair & Company L.L.C.)
Maureen A. Miller (Vedder Price P.C.)
John S. Marten (Vedder Price P.C.)